SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JUNE TRAFFIC GROWS 1.2M TO 11.8M CUSTOMERS
LOAD FACTOR JUMPS 2% TO 96% ON LOWER FARES
Ryanair, Europe's No.1 airline, today (4 July) released June traffic statistics as follows:
●     Traffic grew 12% to 11.8m customers.
●     Load factor rose 2% points to 96%
●     Rolling annual traffic to June grew 13% to 123.8m customers.

	Jun 16	Jun 17	Change
Customers	10.6 M	11.8 M	+12%
Load Factor	94%	96%	+2%

Ryanair's Kenny Jacobs said:

"Ryanair's June traffic grew by 12% to 11.8m customers, while our load factor jumped 2% points to 96%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.

Customers can still avail of great fares for low cost summer breaks and make advance bookings for winter 2017, so there's never been a better time to book a low fare flight on Ryanair and we urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

ENDS

For further information
please contact:            Robin Kiely                           Piaras Kelly
                                     Ryanair DAC                        Edelman Ireland
                                    Tel: +353-1-9451949            Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 July, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary